Filed by Interxion Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Interxion Holding N.V.

Filer’s SEC File No.: 001-35053

Date: April 13, 2015

This filing relates to a proposed business combination involving

TelecityGroup plc and Interxion Holding N.V.

13 April 2015

TelecityGroup has issued a press release titled “Update on all-share merger – German merger control clearance”.

Please see TelecityGroup’s website for further details.

No Offer or Solicitation

This notice is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this announcement.

Important Information

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a tender offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the United States Securities and Exchange Commission (“SEC”) and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this notice in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this notice is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.